

November 7, 2023

Michael Beland
Chief Accounting Officer
Driven Brands Holdings Inc.
440 South Church Street, Suite 700
Charlotte, NC 28202

      Re: Driven Brands Holdings Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Item 2.02 Form 8-K Dated November 1, 2023
          File No. 001-39898

Dear Michael Beland:

      We have reviewed your filings and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation, page 71

1.   Please provide an analysis to support your assertion that the adjustments you recorded during the quarterly period ended December 31, 2022 were not material to any prior period financial statements. In doing so, also describe the nature and amounts of each error being corrected and consider the impact of the errors individually and in the aggregate on each prior period. Refer to SAB Topics 1.M and 1.N.

Item 2.02 Form 8-K Dated November 1, 2023

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures, page 8

2.   Please tell us how you determined that removing the effects of the straight-line rent adjustment in arriving at adjusted net income, adjusted earnings per share and adjusted

EBITDA does not substitute individually-tailored recognition and measurement methods for GAAP. Otherwise, remove this adjustment from the reconciliations to arrive at your non-GAAP measures presented here and in your other filings. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services